Exhibit 99.1

Shinhan Bank’s Board made a resolution to issue a Write-down Contingent Capital Securities.

On September 7, 2018, the board of directors of Shinhan Bank, our wholly-owned bank subsidiary, made a resolution to issue a Write-down Contingent Capital Securities.

1. Purpose of issuance: To maintain capital requirements under the Basel III

2. Details of issuance

Type of Securities	Write-down Contingent Capital Securities
Total Amount of Issuance Limit	KRW 200 Billions
Maturity of Securities	Perpetual Securities with the conditions of Call option after 5 years or 10 years from the issuance date by the issuer.

* The details of issuance and interest rate will be delegated to the CEO of Shinhan Bank.